Exhibit 99.4
THIRD AMENDMENT
TO
THE DAVEY 401KSOP and ESOP
(January 1, 2015 Restatement)
The Davey 401KSOP and ESOP (the “Plan”), presently maintained under an amendment and restatement made effective as of January 1, 2015, as amended, is hereby further amended, effective March 1, 2017, to provide as follows:
1.    Section 8.1(e) of the Plan is amended to provide as follows:
(e)    the date on which such Participant’s employment with the Company or a Related Corporation is terminated after completion of at least three years of Continuous Service;
2.    Section 8.1(g) of the Plan is amended to provide as follows:
(g)    the date on which such Participant’s employment with the Company or a Related Corporation is terminated under any other circumstances.
3.    Section 8.1 of the Plan is amended by the addition of the following new paragraph at the end thereof:
Notwithstanding the foregoing provisions of this Section 8.1, each Participant whose employment with the Company or a Related Corporation is terminated after March 1, 2016 and prior to March 1, 2017 (i) after completion of at least three years of Continuous Service, or (ii) for reasons other than as set forth in Sections 8.1(a), (b), (c), (d) or (f), shall cease to be a Participant hereunder on March 1, 2017.
4.    The second paragraph of Section 9.1 of the Plan is amended to provide as follows:
Distribution under any such method shall be made as soon as reasonably practicable after the former Participant’s Settlement Date or the date his application for distribution is filed with the Committee, if later. Upon the completion of distribution from the Separate Accounts of a former Participant or his Beneficiary, such Separate Accounts shall be closed.

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EXECUTED at Kent, Ohio, this 20th day of February, 2017.

THE DAVEY TREE EXPERT COMPANY

By:	/s/ Joseph R. Paul
Title:	EVP, CFO and Secretary

And:	/s/ Christopher J. Bast
Title:	Treasurer